Exhibit 99.2

Table of Contents

Letter to Shareholders	2
Management's Discussion and Analysis	3
Management's Responsibility for Financial Reporting	28
Independent Auditors' Report	29
Consolidated Financial Statements	33
Notes to the Consolidated Financial Statements	37

February 27, 2019

Dear Shareholders,

The fourth quarter of 2018 was difficult for investors as trade tensions and growth fears caused steep declines in equity markets and led most major asset classes into negative territory for the year. Amid broadly negative returns for the year, gold and silver were rare outliers, admirably performing their traditional roles as safe havens and portfolio diversifiers, returning 8% and 7% respectively during the quarter. Early in 2019, the outlook for precious metals improved further when, after three years of gradual tightening, the Fed finally blinked by not raising rates at its January meeting and signaling patience going forward. We believe that precious metals and their related equities are now poised for a multi-year uptrend, triggered by a growing realization that the Fed’s tightening cycle is reaching its conclusion.

Due largely to the strong late-year performance of gold and silver, Sprott’s assets under management (“AUM”) increased by approximately $0.5 billion during the fourth quarter to close the year at $10.6 billion. Adjusted base EBITDA for the quarter was $10.1 million or $0.04 per share, up $2.6 million (34%) from the prior period. The increase in earnings was due to higher net fees generated on the acquired CFCL assets and newly called capital and higher co-investment income generated in our lending LPs. These increases were partially offset by lower contributions from our Canadian and U.S broker-dealers. For the year ended December 31, 2018, we reported adjusted base EBITDA of $40.5 million or $0.16 per share.

With approximately 90% of our AUM concentrated in precious metal-related investments, we are pleased with our positioning and continue to focus on using this specialty to achieve profitable long-term growth.

In recent years, we have remained true to our contrarian roots by investing in the business while others in the precious metals space have retreated. We have strengthened our management team with the appointment of Whitney George as President of Sprott and deepened our mining and portfolio management expertise with the addition of Dr. Neil Adshead at Sprott US. Looking ahead, we are focused on growing our business by increasing the scale of key units such as Private Lending and our Exchange-Listed products. We are also rebuilding our managed equities platform and recently took another step in this direction by launching a new joint venture with John Hathaway and the Tocqueville precious metals team.

At Sprott we are committed to being at the forefront of innovation in the precious metals sector and have made early stage investments in a number of digital gold platforms. With investor sentiment towards the sector improving, we believe these platforms could be poised for widespread adoption in the years ahead.

Thank you for your continued support. We look forward to reporting to you on our progress throughout the year.

Sincerely,

Peter Grosskopf

Chief Executive Officer

2

Management's Discussion and Analysis

Year ended December 31, 2018

3

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) expectations regarding continued wind-down of balance sheet lending as we grow the AUM in our suite of lending LPs, including that balance sheet run-off will reach a conclusion by the end of 2019, leading to material increases in lending LP management fees in 2020 and onwards; (ii) expectations regarding deployment of capital called into our lending LPs in 2019; (iii) expectation that the strong finish to the price of gold in the year will carry forward to 2019; (iv) expectation that there will be a lower redemption experience for exchange listed products in 2019; (v) expectation that the average AUM for exchange listed products will likely be lower in 2019; (vi) expectation that, to the extent that loan repayments outpace capital deployments, declines in 2019 interest income could outpace increases in management fees from our lending LPs; (vii) anticipation that earnings from the alternative asset management business will be relatively flat to slightly positive year-over-year; (viii) expectation that equity origination and placement fee activities will continue to come under pressure in 2019 as it did in 2018; (ix) expectation that we will see a material decrease in compensation expense in 2019 and the primary reasons causing such decrease as described under the heading “Outlook - Corporate”; (x) our belief that management fees and interest income will continue to be sufficient to satisfy ongoing operating needs and that we hold sufficient cash and liquid securities to meet any other operating and capital requirements; and (xi) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s merchant bank and advisory business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2019; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated February 27, 2019, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2018, compared with December 31, 2017, and the consolidated results of operations for the three and twelve months ended December 31, 2018, compared with the three and twelve months ended December 31, 2017. The Board of Directors approved this MD&A on February 27, 2019. All note references in this MD&A are to the notes to the Company's December 31, 2018 audited consolidated financial statements ("financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the financial statements. The Canadian dollar is the Company's functional and reporting currency for purposes of preparing the financial statements given that the Company conducts most of its operations in that currency. Accordingly, all dollar references in this MD&A are in Canadian dollars, unless otherwise specified. The use of the term "prior period" refers to the three and twelve months ended December 31, 2017.

4

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators include:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Sales & Capital Calls

Sales and capital calls, net of redemptions and distributions, are key performance indicators as the amount of new net assets being added to the total AUM of the Company will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation given that AUM is also the basis upon which carried interest and performance fees are calculated.

Net Fees

Management fees, carried interest and performance fees, net of trailer fees, sub-advisor fees, carried interest and performance fee payouts, is a key revenue indicator as it represents the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise from the transaction based service offerings of our Canadian and U.S broker-dealers.

5

EBITDA, Adjusted EBITDA and Adjusted base EBITDA

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA measures are determined:

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Net income (loss) for the periods	9,831	2,519	31,379	37,532
Adjustments:
Interest expense	312	22	419	201
Provision (recovery) for income taxes	3,383	(1,234)	1,278	5,774
Depreciation and amortization	598	1,386	2,199	6,427
EBITDA	14,124	2,693	35,275	49,934

Other adjustments:
(Gains) losses on proprietary investments	(3,912)	63	5,782	5,189
(Gains) losses on foreign exchange	(2,026)	(340)	(2,310)	7,412
Non-cash stock-based compensation	1,738	1,275	5,199	1,662
Net proceeds from Sale Transaction	—	915	(4,200)	(31,691)
Unamortized placement fees	(279)	349	(1,093)	5,057
Other expenses(1)	447	3,886	2,746	4,788
Adjusted EBITDA	10,092	8,841	41,399	42,351

Other adjustments:
Carried interest and performance fees	—	(3,584)	(1,802)	(4,676)
Carried interest and performance fee related expenses	—	2,267	915	2,489
Adjusted base EBITDA	10,092	7,524	40,512	40,164

(1) See Other Expenses in Note 7 of the financial statements. In addition to the items outlined in Note 7, Other also includes severance accruals of $Nil for the 3 months ended (2017 - $2.2 million) and $0.5 million for the 12 months ended (2017 - $2.5 million).

6

BUSINESS OVERVIEW

Our reportable operating segments are as follows:

             * These reportable operating segments substantially form our "Private Resource Investments" Platform. Previously, we separately disclosed the results of our Consulting segment.

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Alternative Asset Management

•	The Company's alternative investment strategies and sub-advised products.

Global

•	The Company's U.S operations, including: 1) fixed-term limited partnership vehicles, 2) discretionary managed accounts; and 3) U.S.-based broker-dealer.

Lending

•	The Company's lending activities occur through limited partnership vehicles ("lending LPs"). Balance sheet lending continues to wind-down as we grow the AUM in our suite of lending LPs.

Merchant Banking & Advisory Services

•	The Company's Canadian merchant banking and advisory services activities through Sprott Capital Partners ("SCP"), a division of Sprott Private Wealth LP ("SPW").

Corporate

•	Provides the Company's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Given its immateriality relative to the three quantitative tests of IFRS 8, effective Q1 2018, the Consulting segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All Other Segments" in Note 14 of the financial statements. Consulting is the only segment in this category as all other Company segments are reportable.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the financial statements.

7

BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation was $929 million during the quarter, and on a full year basis was down $16 million. Strong precious metals prices in the fourth quarter offset a significant amount of market value depreciation experienced earlier in the year.

Product and Business Line Expansion

•	AUM in our lending LPs stood at $498 million (US$365 million) as of December 31, 2018. This was due to $246 million (US$164 million) of new capital calls into our lending LPs (net of capital distributions) during the year. Subsequent to year-end, total uncalled capital (i.e. committed but not yet called into our lending LPs) stood at $965 million (US$707 million). The $625 million (US$449 million) increase from September 30, 2018 was primarily due to the December and January closings of an additional $590 million (US$432 million) in capital commitments.

•	On January 29, 2018, the Company completed the sale of its non-core private wealth client business (together with the August 1, 2017 sale of its non-core Canadian diversified funds business, referred to as the "Sale Transaction").

•	On January 16, 2018, the Company successfully closed on the acquisition of Central Fund of Canada Limited ("CFCL") for $120 million, plus a contingent earn-out. This transaction added $4.3 billion to Company AUM at the time. Upon closing, the assets of CFCL were transfered to the Sprott Physical Gold & Silver Trust ("CEF").

Outlook

Exchange Listed Products

•	We expect the strong finish to the price of gold in the year to carry forward to 2019, however, the benefit of higher gold prices will be somewhat offset by starting 2019 with a lower AUM base given our 2018 redemption experience (15% of acquired CFCL assets).

Lending

•	We expect a relatively steady deployment of called capital (AUM growth) into our lending LPs in 2019, ranging from US$200 million - US$400 million by end of that year. Over that same time period, we expect our legacy balance sheet loans to continue running off at about the same pace it has historically. However, to the extent that loan repayments outpace capital deployments, declines in 2019 interest income could outpace increases in 2019 management fees from our lending LPs. We anticipate the balance sheet run-off to reach a conclusion by end of 2019.

Alternative Asset Management

•	We anticipate earnings from this business to be relatively flat to slightly positive year-over-year.

Canadian & U.S. broker-dealer businesses

•	We expect the pace of equity origination and placement fee activity to be similar in 2019 to what it was in 2018.

Corporate

•	We expect to see a material decrease in corporate expenses in 2019, primarily due to: (1) lower LTIP amortization as the graded vesting schedule of the 2017 grants reach the low points of the amortization schedule; and (2) slightly flat to lower SG&A as we continue our cost containment efforts.

8

SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
SUMMARY INCOME STATEMENT
Management fees	13,182	13,722	14,559	14,056	10,247	13,597	20,460	20,677
Carried interest and performance fees	—	—	685	1,117	3,584	835	126	131
less: Trailer fees	38	45	49	47	225	617	2,762	2,944
less: Sub-advisor fees	—	—	—	—	—	426	1,124	1,060
less: Carried interest and performance fee payouts	—	—	356	559	2,267	—	12	16
Net Fees	13,144	13,677	14,839	14,567	11,339	13,389	16,688	16,788
Commissions	6,414	4,573	7,516	8,857	7,366	4,746	8,878	8,200
less: Commission expense	2,704	2,447	2,701	3,667	2,855	1,553	3,364	3,208
Net Commissions	3,710	2,126	4,815	5,190	4,511	3,193	5,514	4,992
Interest income	4,244	4,824	3,293	2,775	3,588	2,789	3,387	5,829
Gains (losses) on proprietary investments	3,912	(4,765)	(3,050)	(1,879)	(63)	(3,770)	613	(1,969)
Gains (losses) on long-term investments	3,007	(151)	(72)	56	3,639	—	—	—
Other income (loss)	2,453	(275)	3,683	6,533	1,144	31,487	(2,648)	1,338
Total Net Revenues	30,470	15,436	23,508	27,242	24,158	47,088	23,554	26,978

Compensation (1)	11,163	8,167	10,634	9,485	10,631	5,655	11,784	12,461
Compensation - severance accruals	38	359	—	149	2,193	62	196	1
Placement and referral fees	368	223	148	204	833	782	4,628	68
Selling, general and administrative	4,483	3,430	4,920	4,652	5,761	5,208	6,163	6,566
Expected credit loss provisions (recoveries) (2)	—	—	—	—	—	—	—	(4,942)
Amortization and impairment charges	598	457	456	688	1,386	1,473	1,778	1,790
Other expenses	606	790	802	1,179	2,069	703	289	934
Total Expenses	17,256	13,426	16,960	16,357	22,873	13,883	24,838	16,878

Net Income (Loss)	9,831	1,975	5,916	13,657	2,519	29,804	(3,606)	8,815
Net Income (Loss) per share	0.04	0.01	0.02	0.06	0.01	0.12	(0.01)	0.04
Adjusted base EBITDA	10,092	9,707	10,686	10,027	7,524	8,007	8,751	15,882
Adjusted base EBITDA per share	0.04	0.04	0.04	0.04	0.03	0.03	0.04	0.06

SUMMARY BALANCE SHEET
Total Assets	428,215	401,366	403,985	407,177	409,849	408,093	387,636	426,647
Total Liabilities	55,094	36,486	36,372	42,417	65,985	61,707	62,925	64,113
Cash	47,252	41,452	37,974	52,097	156,120	152,952	96,572	113,882
less: syndicate cash holdings	(10,421)	(967)	(796)	(932)	(776)	(649)	(477)	(3,838)
Net cash	36,831	40,485	37,178	51,165	155,344	152,303	96,095	110,044
Proprietary and long-term investments	129,271	115,744	120,853	96,352	114,327	134,306	137,505	156,097
less: obligations related to securities sold short	(255)	—	(2,927)	(8,543)	(24,993)	(25,988)	(26,577)	(30,157)
Net investments	129,016	115,744	117,926	87,809	89,334	108,318	110,928	125,940
Loans receivable	36,021	36,532	40,208	50,467	48,673	46,215	67,804	73,336
Investable Capital	201,868	192,761	195,312	189,441	293,351	306,836	274,827	309,320

ASSETS UNDER MANAGEMENT
Exchange Listed Products	8,164,136	7,560,651	8,530,082	9,014,378	4,634,068	4,539,751	4,591,479	4,758,403
Alternative Asset Management	799,942	868,003	1,009,007	1,054,745	1,115,114	1,177,214	3,323,611	3,529,068
Private Resource Investments (3)	1,614,348	1,637,458	1,586,953	1,522,090	1,574,200	1,474,547	1,391,367	1,404,955
Total Enterprise AUM	10,578,426	10,066,112	11,126,042	11,591,213	7,323,382	7,191,512	9,306,457	9,692,426

(1) Compensation includes stock-based compensation, but excludes commission expense, carried interest and performance fee payouts, which are reported net of commission revenue, carried interest and performance fees, respectively.

(2) Starting Q1, 2018, in order to comply with the new IFRS 9 accounting standard, an expected loss model was used. In the periods prior to Jan 1, 2018, an incurred loss model was used as per IAS 39. See Changes in accounting policies in Note 2 of the annual financial statements.

(3) Primarily includes the AUM of our Consulting, Global and Lending segments.

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RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $10.6 billion as at December 31, 2018, up $0.5 billion (5%) from September 30, 2018 and up $3.3 billion (44%) from December 31, 2017. The increase on a three months ended basis was primarily due to higher precious metal prices in our physical trusts net of redemptions. The increase on a full year basis was primarily due to the successful acquisition of CFCL and higher capital calls activity (AUM) in our lending LPs. These increases more than offset the redemption activity in our physical trusts and sub-advised product offerings.

3 months results

In millions $	AUM Sept. 30, 2018	Net Sales & Capital Calls		Market Value Change	Distributions, Acquisitions & Divestitures		AUM Dec. 31, 2018
Exchange Listed Products
- Physical Trusts	7,320	(300	)(1)	907	—		7,927
- ETFs	241	(41)		37	—		237
	7,561	(341)		944	—		8,164
Alternative Asset Management
- In-house	376	—		(30)	(51)		295
- Sub-advised	492	(3)		16	—		505
	868	(3)		(14)	(51)		800
Private Resource Investments
- Managed Companies	595	—		11	—		606
- Private Resource Lending LPs	493	35		27	(57	)(2)	498
- Fixed Term LPs	270	—		(27)	—		243
- Separately Managed Accounts	279	—		(12)	—		267
	1,637	35		(1)	(57)		1,614
Total	10,066	(309)		929	(108)		10,578

(1) Total CFCL units acquired on January 16, 2018 were 252 million. For the 3 months ended December 31, 2018, 9 million units ($139 million or 4%) were redeemed.

(2) Distributions of principal receipts to clients of our lending LPs.

12 months results

In millions $	AUM Dec. 31, 2017	Net Sales & Capital Calls		Market Value Change	Distributions, Acquisitions & Divestitures		AUM Dec. 31, 2018
Exchange Listed Products
- Physical Trusts	4,200	(883	)(1)	273	4,337		7,927
- ETFs	434	(131)		(66)	—		237
	4,634	(1,014)		207	4,337		8,164
Alternative Asset Management
- In-house	405	(10)		(49)	(51)		295
- Sub-advised	710	(92)		(113)	—		505
	1,115	(102)		(162)	(51)		800
Private Resource Investments
- Managed Companies	706	—		(2)	(98)		606
- Private Resource Lending LPs	252	320		47	(121	)(2)	498
- Fixed Term LPs	308	—		(65)	—		243
- Separately Managed Accounts	308	—		(41)	—		267
	1,574	320		(61)	(219)		1,614
Total	7,323	(796)		(16)	4,067		10,578

(1) Total CFCL units acquired on January 16, 2018 were 252 million. For the 12 months ended December 31, 2018, 37 million units ($616 million or 15%) were redeemed.

(2) Distributions of principal receipts to clients of our lending LPs.

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MANAGEMENT FEES BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at December 31, 2018 (in thousands $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST AND PERFORMANCE FEE CRITERIA
Exchange Listed Products
Sprott Physical Gold and Silver Trust	3,830,912	0.40%	N/A (1)
Sprott Physical Gold Trust	2,763,268	0.35%	N/A (1)
Sprott Physical Silver Trust	1,194,220	0.45%	N/A (1)
Sprott Gold Miner's ETF	179,440	0.57%	N/A (1)
Sprott Physical Platinum & Palladium Trust	138,562	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	57,734	0.57%	N/A (1)

Total	8,164,136	0.40%

Alternative Asset Management: In-house
Sprott U.S. Value Strategies	248,570	1.00%	15% of all net profits in excess of the HWM
Separately Managed Accounts (2)	45,970	1.00%	N/A

Total	294,540	1.00%

Alternative Asset Management: Sub-advised
Bullion Funds (3)	311,261	0.51%	10% excess over applicable benchmark indices
Corporate Class Funds (3)	106,789	0.75%	10% excess over applicable benchmark indices
Flow-through LPs (3)	87,352	0.70%	20% of all net profits in excess of the HWM

Total	505,402	0.59%

Private Resource Investments
Managed Companies (4)	605,598	0.50%	N/A
Sprott Private Resource Lending LPs	498,231	1.23%	15-70% of net profits over guaranteed return
Separately Managed Accounts (5)	267,068	0.61%	20% of net profits over guaranteed return
Fixed Term Limited Partnerships	243,451	1.70%	15-30% over guaranteed return

Total	1,614,348	0.92%

Total AUM	10,578,426	0.51%

(1) Exchange listed products do not attract performance fees, however the management fees they generate are closely correlated to precious metals prices.

(2) Institutional managed accounts.

(3) Management fee rate represents the net amount received by the Company as sub-advisor for these products.

(4) Includes Sprott Resource Holdings Inc. and Sprott Korea Corp.

(5) Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

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KEY REVENUE LINES

Net Fees in the quarter were $13.1 million, up $1.8 million (16%) from the prior period and were $56.2 million on a full year basis, down $2.0 million (3%). The increase on a three months ended basis was due to management fee generation on the newly acquired CFCL assets in our Exchange Listed Products platform. We also experienced increased fee generation from our lending LPs as we continue to deploy called capital as fee earning AUM. On a full year basis, excluding net fees that were earned last year on the diversified assets sold as part of the Sale Transaction, Net Fees were up $14.9 million (36%). The increase on a normalized basis was due to management fee generation on the newly acquired CFCL assets in our Exchange Listed Products platform. We also experienced increased fee generation from our lending LPs as we continue to deploy called capital as fee earning AUM.

(1) Excludes fees generated from the non-core assets sold in August 2017.

Interest Income in the quarter was $4.2 million, up $0.7 million (18%) from the prior period and was $15.1 million on a full year basis, down $0.5 million (3%). The increase on a three months ended basis was primarily due to increased co-investments in our lending LPs. Excluding last year's impact of catch-up interest recorded on a previously impaired loan, interest income on a full year basis was up $2.2 million (17%). The full year increase on a normalized basis was primarily due to the early settlement of loans and income generation from our co-investments in lending LPs.

(1) $965 million (US$707 million) of committed capital remains uncalled (future AUM).

Net Commissions in the quarter were $3.7 million, down $0.8 million (18%) from the prior period and were $15.8 million on a full year basis, down $2.4 million (13%). The decline was due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

12

KEY EXPENSE LINES

Compensation, excluding commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance accruals which are non-recurring, was $11.2 million, up $0.5 million (5%) from the prior period and was $39.4 million on a full year basis, which was down $1.1 million (3%).The increase on a three months ended basis was mainly due to year-end incentive accrual true-ups. The decrease on a full year basis was primarily due to lower head count as a result of last year's Sale Transaction which more than offset the higher equity amortization.

SG&A was $4.5 million in the quarter, down $1.3 million (22%) from the prior period and was $17.5 million on a full year basis, down $6.2 million (26%). This was largely due to lower rent, marketing, sales, professional fees, technology and fund operating expenses as a result of last year's Sale Transaction, and to a lesser extent, our on-going cost containment program.

ADDITIONAL REVENUE AND EXPENSE HIGHLIGHTS

Proprietary investments gains during the quarter and losses on a full year basis were due to market value movements of certain resource equity holdings and bullion investments.

Gains on long-term investments were due to market value appreciation of our strategic long-term investments.

Other income was higher in the quarter and lower on a full year basis. The increase in the quarter was mainly from foreign exchange gains on U.S dollar dominated cash, receivables and loans. The decrease on a full year basis was primarily due to net sales proceeds received on last year's Sale Transaction in the prior period.

Placement and referral fees were lower in the quarter and on a full year basis due to less usage of placement agents in our lending business.

Expected credit loss provisions ("ECL") were $Nil in the quarter, however on transition to IFRS 9 in the first quarter of this year, a Stage 1 ECL provision of $50 thousand was charged to opening retained earnings (December 31, 2017 - $Nil).

Amortization of intangibles was lower due to finite life fund management contracts in our Global segment being fully amortized in the first quarter of this year.

Amortization of property and equipment had a nominal increase on a three months ended basis and was flat on a full year basis.

Other expenses were lower in the quarter and on a full year basis, due to lower costs related to our energy assets.

13

Adjusted Base EBITDA

3 months results

Adjusted base EBITDA in the quarter was $10.1 million, up $2.6 million (34%) from the prior period. The increase in earnings was due to higher net fees generated on the newly acquired CFCL assets and newly called capital (AUM) and higher co-investment income generated in our lending LPs. These increases were partially offset by lower fees earned on U.S. based fixed-term LPs and lower net commissions due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

12 months results

Adjusted base EBITDA on a full year basis was $40.5 million, up $0.3 million (1%). Excluding the impact of last year's Sale Transaction, catch-up interest and loan loss reversal, adjusted base EBITDA was up $13.7 million (51%). The increase in earnings on a normalized basis was due to higher net fees generated on the newly acquired CFCL assets and newly called capital (AUM) and higher co-investment income generated in our lending LPs. These increases were partially offset by lower fees earned on U.S. based fixed-term LPs and lower net commissions due to lower equity origination and placement activities in both our Canadian and U.S broker-dealers.

(1) Net of consolidation eliminations and non-reportable segments. See Note 14 of the annual financial statements.

(2) Excludes EBITDA generated in 2017 from: 1) non-core assets sold in our Alternative Asset Management segment; and 2) loan loss provision reversal and related catch-up interest in our Lending segment.

14

Balance Sheet

Investable Capital was $202 million, down $91 million (31%) from December 31, 2017. The decrease was primarily due to the purchase of CFCL assets in January of this year.

Total Assets were $428 million, up $18 million (4%) from December 31, 2017. The slight increase was primarily due to increased intangible assets attributable to the CFCL transaction, offset by the deployment of investable capital previously described.

Total Liabilities were $55 million, down $11 million (17%) from December 31, 2017. The decrease was largely due to lower obligations related to securities sold short as we unwind certain hedge positions in our proprietary investments.

Total Shareholder's Equity was $373 million, up $29 million (9%) from December 31, 2017. The increase was primarily due to the issuance of share capital on purchase of CFCL.

15

REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	7,511	4,672	32,652	18,579
Other income (loss)	719	94	827	(595)
Total Revenues	8,230	4,766	33,479	17,984

Compensation	1,047	1,708	4,473	3,669
Selling, general and administrative	802	588	3,295	2,655
Amortization and impairment charges	316	340	1,259	1,369
Other expenses	—	—	30	—
Total Expenses	2,165	2,636	9,057	7,693

Net Income before income taxes	6,065	2,130	24,422	10,291
Adjusted base EBITDA	5,675	2,376	24,924	12,255
Total AUM	8,164,136	4,634,068	8,164,136	4,634,068

3 and 12 months ended

Adjusted base EBITDA in the quarter was $5.7 million, up $3.3 million from the prior period and $24.9 million on a full year basis, up $12.7 million:

•	The increase was primarily due to higher management fees generated on new AUM from the CFCL acquisition. This increase was partially offset by higher compensation expense on a full year basis as a result of higher LTIP amortization.

Non-EBITDA highlights:

•	Other income during the quarter and on a full year basis was mainly driven by FX movements on U.S dollar dominated cash and receivables.

16

Alternative Asset Management

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,596	2,078	7,199	32,901
Carried interest and performance fees	—	3,584	1,061	4,676
less: Trailer fees	38	40	179	7,594
less: Sub-advisor fees	—	—	—	2,611
less: Carried interest and performance fee payouts	—	2,267	559	2,295
Net Fees	1,558	3,355	7,522	25,077
Gains (losses) on proprietary investments	—	(34)	5	532
Other income (loss)	359	(294)	878	34,833
Total Net Revenues	1,917	3,027	8,405	60,442

Compensation	955	1,585	4,530	11,120
Selling, general and administrative	641	1,810	1,949	8,030
Amortization and impairment charges	72	37	275	1,105
Other expenses	—	9	11	52
Total Expenses	1,668	3,441	6,765	20,307

Net Income (Loss) before income taxes	249	(414)	1,640	40,135
Adjusted base EBITDA	471	376	1,686	7,614
Total AUM	799,942	1,115,114	799,942	1,115,114

3 and 12 months ended

Adjusted base EBITDA in the quarter was $0.5 million, up $0.1 million (25%) from the prior period and was $1.7 million on a full year basis, down $5.9 million (78%). Excluding the impact of last year's Sale Transaction, adjusted base EBITDA was down $0.2 million (11%) on a full year basis primarily due to fund redemptions and market value depreciation.

Non-EBITDA highlights:

•	Other income increased during the quarter due to FX movements on U.S dollar dominated cash and receivables. However, Other income was lower on a full year basis due to net sales proceeds received on last year's Sale Transaction.

17

Global*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,426	1,804	6,429	7,097
less: Sub-advisor fees	42	46	179	183
Net Fees	1,384	1,758	6,250	6,914
Commissions	2,298	1,632	9,685	11,487
less: Commission expense	949	519	3,341	4,073
Net Commissions	1,349	1,113	6,344	7,414
Gains (losses) on proprietary investments	(565)	(242)	(730)	770
Gains (losses) on long-term investments	(172)	199	(434)	199
Other income (loss)	(144)	54	(400)	863
Total Net Revenues	1,852	2,882	11,030	16,160

Compensation (1)	2,021	683	8,154	4,749
Placement and referral fees	9	39	102	157
Selling, general and administrative	1,121	1,120	4,316	4,430
Amortization and impairment charges	22	990	328	3,849
Other expenses	140	17	503	114
Total Expenses	3,313	2,849	13,403	13,299

Net Income (Loss) before income taxes	(1,461)	33	(2,373)	2,861
Adjusted base EBITDA	375	1,304	3,037	5,655
Total AUM	396,698	474,550	396,698	474,550

* This segment, along with our Lending segment substantially forms our "Private Resource Investments" platform.

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $0.4 million, down $0.9 million (71%) from the prior period, and was $3.0 million on a full year basis, down $2.6 million (46%):

•	On a three months ended basis, lower EBITDA was due to lower net fee generation on lower AUM in fixed-term LP products.

•	On a full year basis, lower EBITDA was due to lower net commissions on reduced private placement activity in the U.S. broker-dealer portion of this segment, as well as lower net fee generation on lower AUM in fixed-term LPs as previously noted.

Non-EBITDA highlights:

•	Proprietary investment losses were due to market value depreciation on warrants and other equity kickers received in certain transactions of our U.S. broker-dealer.

•	Other losses were mainly driven by FX movements on Canadian dollar denominated cash and receivables.

•	Compensation increased due to higher restricted stock unit ("RSU") issuance.

•	Other expenses related primarily to non-recurring professional fees.

18

Lending*

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Management fees	1,420	622	4,929	1,323
Carried interest and performance fees	—	—	685	—
less: Carried interest and performance fee payouts	—	—	356	—
Net Fees	1,420	622	5,258	1,323
Interest income (1)	3,619	3,079	13,884	13,860
Gains (losses) on proprietary investments	3,488	(302)	1,871	(488)
Gains on long-term investments	27	491	43	491
Other income (loss)	1,666	511	6,290	(4,150)
Total Revenues	10,220	4,401	27,346	11,036

Compensation	1,291	2,855	5,173	4,947
Placement and referral fees	49	617	157	5,888
Selling, general and administrative	595	324	1,522	1,003
Expected credit loss provisions (recoveries)	—	—	—	(4,942)
Amortization and impairment charges	37	2	78	6
Other expenses	—	—	30	—
Total Expenses	1,972	3,798	6,960	6,902

Net Income before income taxes	8,248	603	20,386	4,134
Adjusted base EBITDA	3,300	3,014	15,437	16,962
Total AUM (2)	498,231	252,151	498,231	252,151

* This segment, along with our Global segment, substantially forms our "Private Resource Investments" platform.

(1) Includes interest income from: (1) on-balance sheet loans; and (2) co-investment income from lending LP units.

(2) During the quarter, the Company's Lending segment AUM grew by $5 million (US$3 million) and on a full year basis by $246 million (US$164 million). This brings our total Lending segment AUM to $498 million (US$365 million). $965 million (US$707 million) of committed capital remains uncalled (future AUM).

3 and 12 months ended

Adjusted base EBITDA in the quarter was $3.3 million, up $0.3 million (9%) from the prior period. The increase was primarily due to higher management fees and co-investment income from our lending LPs.

On a full year basis, adjusted base EBITDA was $15.4 million, down $1.5 million (9%). Excluding the impact of last year's loan loss reversal and catch-up interest, adjusted base EBITDA was up $6.1 million (65%). The increase in earnings on a normalized basis was primarily due to higher management fees and co-investment income from our lending LPs. We also benefited from the acceleration of deferred interest income on the early settlement of loans.

Non-EBITDA highlights:

•	Carried interest net of related payouts was $Nil on a three months ended basis and $0.3 million on a full year basis as a result of certain crystallization events in Q2 2018.

•	Gains on proprietary investments were due to market value appreciation on equity kickers received on certain loan arrangements.

•	Other income was mainly driven by FX movements on U.S dollar dominated cash, receivables and loans.

19

Merchant Banking and Advisory Services

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Commissions	3,929	5,118	17,453	17,321
less: Commission Expense	1,871	1,951	8,619	8,214
Net Commissions	2,058	3,167	8,834	9,107
Interest income	625	509	1,252	1,733
Gains (losses) on proprietary investments	(256)	376	(939)	118
Other income (loss)	(171)	597	4,350	2,383
Total Net Revenues	2,256	4,649	13,497	13,341

Compensation (1)	990	2,011	3,877	4,977
Placement and referral fees	291	142	564	191
Selling, general and administrative	625	833	2,415	2,948
Amortization and impairment charges	2	4	12	19
Other expenses	—	21	301	137
Total Expenses	1,908	3,011	7,169	8,272
Net Income (Loss) before income taxes	348	1,638	6,328	5,069
Adjusted base EBITDA	1,094	1,434	4,474	5,699

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 12 months ended

Adjusted base EBITDA in the quarter was $1.1 million, down $0.3 million (24%) from the prior period, and was $4.5 million on a full year basis, down $1.2 million (21%):

•	Lower compensation expense was more than offset by lower net commissions and lower trailer fee income on assets under administration attributable to Sprott products as a result of the Sale Transaction.

•	On a full year basis, results were also impacted by lower interest income.

Non-EBITDA highlights:

•	Losses on proprietary investments were the result of market value depreciation on equity kickers earned on private placement transactions.

•	Other income on a full year basis was primarily related to the net sale proceeds received on the Sale Transaction. See Note 7 of the annual financial statements.

20

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
SUMMARY INCOME STATEMENT
Gains (losses) on proprietary investments	2,196	135	(897)	(6,473)
Gains (losses) on long-term investments	3,152	2,949	3,231	2,949
Other income (loss)	(149)	(303)	138	(2,244)
Total Revenues	5,199	2,781	2,472	(5,768)

Compensation	4,022	3,103	10,308	8,409
Selling, general and administrative	340	725	2,723	3,308
Amortization and impairment charges	59	8	142	51
Other expenses	159	765	1,355	1,183
Total Expenses	4,580	4,601	14,528	12,951
Net Income (Loss) before income taxes	619	(1,820)	(12,056)	(18,719)
Adjusted base EBITDA	(1,020)	(840)	(8,982)	(8,188)

3 and 12 months ended

•	Proprietary investments gains during the quarter and losses on a full year basis were due to market value movements of certain resource equity holdings and bullion investments.

•	Long-term investment gains were due to market value appreciation of our strategic long-term investments.

•	Other loss during the quarter and other income on a year-to-date basis was mainly driven by FX movements on U.S dollar dominated cash and receivables.

•	Higher compensation expense was largely a result of higher LTIP amortization.

•	Lower SG&A was largely due to our on-going cost containment program.

•	Other expenses related primarily to non-recurring professional fees.

21

Dividends

The following dividends were declared by the Company during the 12 months ended December 31, 2018:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 12, 2018 - Regular Dividend Q4 - 2017	March 27, 2018	0.03	7,553
May 21, 2018 - Regular Dividend Q1 - 2018	June 5, 2018	0.03	7,553
August 20, 2018 - Regular Dividend Q2 - 2018	September 4, 2018	0.03	7,566
November 19, 2018 - Regular Dividend Q3 - 2018	December 4, 2018	0.03	7,586
Dividends (1)			30,258

(1) Subsequent to the year-end, on February 27, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended December 31, 2018. This dividend is payable on March 25, 2019 to shareholders of record at the close of business on March 8, 2019.

Capital Stock

Including the 9.9 million unvested common shares currently held in the EPSP Trust (December 31, 2017 - 10.4 million), total capital stock issued and outstanding was 253.0 million (December 31, 2017 - 244.5 million). The increase from December 31, 2017 was primarily due to the issuance of shares as part of the purchase of CFCL on January 16, 2018.

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.04 and $0.13 for the three and twelve months ended respectively compared to $0.01 and $0.16 in the respective prior periods. Diluted earnings per share was $0.04 and $0.12 for the three and twelve months ended respectively compared to $0.01 and $0.15 in the respective prior periods. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 3.3 million stock options are outstanding pursuant to our stock option plan, of which 1.9 million are exercisable.

Liquidity and Capital Resources

Management fees and interest income can be projected and forecasted with a higher degree of certainty than commission income, carried interest and performance fees, and are therefore used as a base for budgeting and planning by the Company. Management fees and interest income are generally collected monthly or quarterly, which aids the Company's ability to manage cash flow. The Company believes that management fees and interest income will continue to be sufficient to satisfy ongoing operating needs, including expenditures on corporate infrastructure, business development and information systems. In addition, the Company holds sufficient cash and liquid securities to meet any other operating and capital requirements, if any, including its contractual commitments.

As at December 31 2018, the Company had a $90 million undrawn credit facility with a major Canadian schedule I chartered bank. Amounts may be borrowed under the facility through prime rate loans, or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.

Sprott Private Wealth LP ("SPW") and Sprott Asset Management ("SAM") are required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of the Investment Industry Regulatory Organization of Canada ("IIROC") and of the Ontario Securities Commission ("OSC"), respectively. In addition, Sprott Global Resource Investment Ltd. is registered with the Financial Industry Regulatory Authority ("FINRA") in the United States and is required to maintain a minimum amount of regulatory capital calculated in accordance with the rules of FINRA and the Securities Exchange Commission ("SEC").

Commitments

Besides the Company's long-term lease agreements, there may be commitments to provide loans or make co-investments in lending LPs arising from our Lending segment or commitments to make investments in the net investments portfolio of the Company. As at December 31, 2018, the Company had no direct on-balance sheet loan commitments (December 31, 2017 - $9.9 million) and $38.7 million in co-investment commitments from the Lending segment (December 31, 2017 - $7.8 million).

22

Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the annual financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Loan loss provisions

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the likelihood of future events occurring. The actual outcome of these uncertain events may be materially different from the initial provision in the Company's financial statements. Management exercises judgment to determine the expected credit loss, the probability of default and loss given default.

Share-based payments

The Company measures the cost of share-based payments to employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including (in the case of options grants) the expected life of the option, volatility, and dividend yields, (and in the case of performance-based equity grants), the probability of a subsidiary or executive attaining certain performance targets, the future stock price of the Company and the future employment of a senior employee.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (i) changes in tax laws and regulations, both domestic and foreign; (ii) an amendment to the calculation of partnership income allocation; or (iii) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

23

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

Change in accounting policies

In Q1, 2018 the Company adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As a result, the Company changed its accounting policies. As permitted by the transition provision of both IFRS 9 and IFRS 15, the Company elected not to restate comparative period results. Accordingly, all comparative period information is presented in accordance with previous accounting policies.

Managing Risk: Financial

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its Lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States Dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's on balance sheet loans, co-investments in lending LPs and its net investments portfolio.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of Sprott Resource Lending Corporation ("SRLC") and through co-investments made in the lending LPs managed by SRLC. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans and co-investments decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and could adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

24

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual financial statements and records expected credit loss provisions to ensure the loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Net investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian Schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to loans receivable arises from fluctuations in cash flows from making loan advances and receiving loan repayments (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with). The Company manages its loan commitment liquidity risk through the ongoing monitoring of scheduled loan fundings and repayments ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations (e.g. dividend payments) as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; cutting its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its net investments and loans are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain net investment and loan positions may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As of December 31, 2018, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter.

25

Managing Risk: Non-financial

Managing Risk: Non-financial

Confidentiality of Information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of Interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. While employees are permitted to have investments managed by third parties on a discretionary basis, they generally choose to invest in funds managed by the Company. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent Review Committee

National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public mutual funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal Controls and Procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, IIROC, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

26

Consolidated Financial Statements

Year ended December 31, 2018

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2018. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors (the "Board of Directors") of the Company appoints the Company's audit and risk committee (the "Audit & Risk Committee") annually. Among other things, the mandate of the Audit & Risk Committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the Board of Directors for approval. The Audit & Risk Committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the Audit & Risk Committee and the Board of Directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Peter Grosskopf	Kevin Hibbert
Chief Executive Officer	Chief Financial Officer and Senior Managing Director

February 27, 2019

28

Independent Auditors' Report

To the Shareholders of Sprott Inc.

Opinion

We have audited the consolidated financial statements of Sprott Inc. (the "Company"), which comprise:

•	the consolidated balance sheets as at December 31, 2018 and 2017;

•	the consolidated statements of operations and comprehensive income for the years then ended;

•	the consolidated statements of changes in shareholders’ equity for the years then ended;

•	the consolidated statements of cash flows for the years then ended;

•	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditors’ Responsibilities for the Audit of the Financial Statements" section of our auditors’ report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

29

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

•	the information, other than the financial statements and the auditors’ report thereon, included in a document likely to be entitled “Annual Report 2018”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information, other than the financial statements and the auditors’ report thereon, included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions and the “Annual Report 2018” as at the date of this auditor’s report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company‘s financial reporting process.

30

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are/is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•	conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern;

31

•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation;

•	communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit;

•	provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards; and

•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion;

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is James Loewen.

February 27, 2019

Toronto, Canada

32

CONSOLIDATED BALANCE SHEETS

As at		Dec. 31	Dec. 31
(In thousands of Canadian dollars)		2018	2017
Assets
Current
Cash and cash equivalents		47,252	156,120
Fees receivable		8,635	13,776
Loans receivable	(Note 6)	15,275	17,218
Proprietary investments	(Note 3)	26,711	64,564
Other assets	(Note 7)	10,774	23,161
Income taxes recoverable		2,379	1,356
Total current assets		111,026	276,195

Loans receivable	(Note 6)	20,746	31,455
Long-term investments	(Note 3)	102,560	49,763
Other assets	(Note 7)	1,214	1,448
Property and equipment, net	(Note 4)	12,334	5,299
Intangible assets	(Note 5)	148,324	16,452
Goodwill	(Note 5)	26,115	24,023
Deferred income taxes	(Note 9)	5,896	5,214
		317,189	133,654
Total assets		428,215	409,849

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		36,141	15,812
Compensation payable		9,466	10,667
Obligations related to securities sold short	(Note 3)	255	24,993
Note payable	(Note 11)	5,500	9,900
Income taxes payable		607	3,179
Total current liabilities		51,969	64,551
Deferred income taxes	(Note 9)	3,125	1,434
Total liabilities		55,094	65,985

Shareholders' equity
Capital stock	(Note 8)	412,938	392,556
Contributed surplus	(Note 8)	43,383	39,907
Deficit		(117,201)	(118,272)
Accumulated other comprehensive income		34,001	29,673
Total shareholders' equity		373,121	343,864
Total liabilities and shareholders' equity		428,215	409,849
Commitments and provisions	(Note 15)

The accompanying notes form part of the financial statements

"Jack C. Lee"	"Sharon Ranson"
Director	Director

33

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended
		Dec. 31	Dec. 31
(In thousands of Canadian dollars, except for per share amounts)		2018	2017
Revenues
Management fees		55,519	64,981
Carried interest and performance fees		1,802	4,676
Commissions		27,360	29,190
Interest income		15,136	15,593
Loss on proprietary investments	(Note 3)	(5,782)	(5,189)
Gains on long-term investments	(Note 3)	2,840	3,639
Other income	(Note 7)	12,394	31,321
Total revenue		109,269	144,211

Expenses
Compensation		40,072	49,566
Stock-based compensation	(Note 8)	12,358	6,692
Trailer fees		179	6,548
Sub-advisor fees		—	2,610
Placement and referral fees		943	6,311
Expected credit loss provisions (recoveries)	(Note 6)	—	(4,942)
Selling, general and administrative		17,485	23,698
Amortization of intangibles	(Note 5)	1,431	5,600
Amortization of property and equipment	(Note 4)	768	827
Other expenses	(Note 7)	3,376	3,995
Total expenses		76,612	100,905
Income before income taxes for the period		32,657	43,306
Provision for income taxes	(Note 9)	1,278	5,774
Net income for the period		31,379	37,532
Basic earnings per share	(Note 8)	$0.13	$0.16
Diluted earnings per share	(Note 8)	$0.12	$0.15

Net income for the period		31,379	37,532
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)		4,328	(3,872)
Total other comprehensive income (loss)		4,328	(3,872)
Comprehensive income		35,707	33,660

The accompanying notes form part of the financial statements

34

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, other than number of shares)		Number of Shares Outstanding	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
At Dec. 31, 2017		234,098,634	392,556	39,907	(118,272)	29,673	343,864
IFRS 9 transition adjustment		—	—	—	(50)	—	(50)
Shares acquired for equity incentive plan	(Note 8)	(2,402,500)	(7,161)	—	—	—	(7,161)
Shares released on vesting of equity incentive plan	(Note 8)	2,836,201	6,446	(6,446)	—	—	—
Shares released on exercise of stock option plan	(Note 8)	558,048	1,217	(1,217)	—	—	—
Foreign currency translation gain on foreign operations		—	—	—	—	4,328	4,328
Issuance of share capital on purchase of management contracts	(Note 8)	6,997,387	17,284	—	—	—	17,284
Stock-based compensation	(Note 8)	—	—	12,358	—	—	12,358
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 8)	635,939	1,581	(1,219)	—	—	362
Dividends declared	(Note 12)	338,628	1,015	—	(30,258)	—	(29,243)
Net income		—	—	—	31,379	—	31,379
Balance, Dec. 31, 2018		243,062,337	412,938	43,383	(117,201)	34,001	373,121

At Dec. 31, 2016		243,190,293	411,231	41,802	(126,264)	33,545	360,314
Shares acquired for equity incentive plan		(8,100,000)	(17,882)	—	—	—	(17,882)
Shares released on vesting of equity incentive plan		3,021,795	7,938	(7,938)	—	—	—
Foreign currency translation loss on foreign operations		—	—	—	—	(3,872)	(3,872)
Cancellation of repurchased shares		(5,000,000)	(11,000)	—	—	—	(11,000)
Stock-based compensation		—	—	6,692	—	—	6,692
Issuance of share capital on conversion of RSUs and other share based considerations		755,413	1,728	(649)	—	—	1,079
Dividends declared		231,133	541	—	(29,540)	—	(28,999)
Net income		—	—	—	37,532	—	37,532
Balance, Dec. 31, 2017		234,098,634	392,556	39,907	(118,272)	29,673	343,864

The accompanying notes form part of the financial statements

35

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	Dec. 31	Dec. 31
(In thousands of Canadian dollars, other than number of shares)	2018	2017
Operating Activities
Net income for the period	31,379	37,532
Add (deduct) non-cash items:
Losses on proprietary investments	5,782	5,189
Gains on Long-term investments	(2,840)	(3,639)
Stock-based compensation	12,358	6,692
Amortization of property, equipment and intangible assets	2,199	6,427
Sale of property, equipment and intangible assets	—	2,063
Expected credit loss provision (recoveries)	—	(4,942)
Deferred income tax recovery	1,022	(2,055)
Current income tax expense	256	7,829
Other items	(435)	(3,028)
Income taxes paid	(3,852)	(13,140)
Changes in:
Fees receivable	5,141	12,294
Loans receivable	12,652	23,943
Accounts payable, accrued liabilities and compensation payable	19,128	(11,251)
Other assets	12,621	(11,760)
Cash provided by operating activities	95,411	52,154
Investing Activities
Purchase of investments	(79,267)	(61,282)
Sale of investments	37,077	90,033
Purchase of property and equipment	(7,805)	(860)
Deferred sales commissions paid	—	(165)
Purchase of intangible assets	(115,719)	—
Cash provided by (used in) investing activities	(165,714)	27,726
Financing Activities
Acquisition of common shares for equity incentive plan	(7,161)	(7,982)
Acquisition of common shares for cancellation	—	(11,000)
Note payable repayment	(4,400)	—
Dividends paid	(29,243)	(28,999)
Cash used in financing activities	(40,804)	(47,981)
Effect of foreign exchange on cash balances	2,239	266
Net increase (decrease) in cash and cash equivalents during the year	(108,868)	32,165
Cash and cash equivalents, beginning of the year	156,120	123,955
Cash and cash equivalents, end of the period	47,252	156,120
Cash and cash equivalents:
Cash	41,999	156,108
Short-term deposits	5,253	12
	47,252	156,120
Supplementary disclosure of cash flow information
Amount of interest received during the year	8,689	5,442

The accompanying notes form part of the financial statements

36

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

1 CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

They have been authorized for issue by a resolution of the Board of Directors of the Company on February 27, 2019 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company's and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");
•	Sprott Private Wealth LP ("SPW");
•	Sprott Consulting LP ("SC");
•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");
•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII") (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;
•	Sprott Resource Lending Corp. ("SRLC");
•	Sprott Genpar Ltd.; and
•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust")

37

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Proprietary investments

Proprietary investments are investments held with the primary intention of short-term liquidity and capital management.

Long-term investments

Long-term investments are investments held for strategic purposes rather than for short-term liquidity and capital management purposes. Long-term investments classification reflects strategic positions held with the intention of seeding and building the next generation of investment products and services consistent with the long-term strategic objectives of the Company. These investments primarily include co-investments in strategically important investment funds, joint-venture interests or equity stakes in other entities.

Financial Instruments

Changes in accounting policies

In the first quarter of the current year, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”). As a result, the Company changed its accounting policies in the areas outlined below. As permitted by the transition provisions of IFRS 9, the Company elected not to restate comparative period results. Accordingly, any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the opening retained earnings of the current period. See "Expected credit losses" section of Note 6 for further details.

Classification and measurement of Financial Assets

Under IFRS 9, financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or FVOCI.

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through OCI.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

The adoption of IFRS 9 required the following reclassifications of financial assets and liabilities:

	IFRS 9	IAS 39
Cash and Cash equivalents	Amortized Cost	Held for Trading
Fees Receivable and Loans receivable	Amortized Cost	Loans and Receivable
Proprietary investments:
- Public equities	FVTPL	Held for Trading
- Co-investments in funds	FVTPL	Held for Trading
- Private Holdings	FVTPL	Held for Trading
Accounts payable and accrued liabilities	Other Financial Liabilities	Other Financial Liabilities

38

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Valuation of Investments

Both Proprietary investments and Long-term investments include public equities, share purchase warrants, fixed income securities, mutual fund and alternative investment strategies, and private holdings. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized on the consolidated statements of operations.

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

•	Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

•	Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and

•	Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

At each reporting date, management assesses the probability of default and the loss given default using economic and market trends, quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying the loan. The impairment is then classified into three stages:

39

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

•	Stage 1 - For Loans where credit risk has not increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the following twelve months.

•	Stage 2 - For Loans where credit risk has increased significantly, an impairment is recognized equal to the credit losses expected to result from defaults occurring over the life of the loan.

•	Stage 3 - For Loans which are credit impaired, a loss allowance is recognized equal to the expected lifetime of the Loan. Any subsequent recognition of interest income for which an expected credit loss provision exists, is calculated at the discount rate used in determining the provision, which may differ from the contractual rate of interest.

Loans receivable

Loans receivable are financial assets with fixed or determinable payments that are held solely for payments of principal and interest on the principal amount outstanding and are held within a business model whose objective is to hold assets to collect contractual cash flows. Loans receivable are measured at amortized cost.

Fees received for originating loans are considered an integral part of the yield earned on the loan and are recognized in interest income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower.

Recognition of income and related expenses

Changes in accounting policy

In the first quarter of the current year, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As a result, the Company changed its accounting policies in the areas outlined below. As permitted by the transition provisions of IFRS 15, the Company elected not to restate comparative period results. Accordingly, any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the opening retained earnings of the current period. There was no material transitional impact on conversion to IFRS 15.

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements in the underlying funds.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Interest income is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

Property and equipment

Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from impairment of property and equipment is expensed in the period the impairment is identified.

40

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

Any loss resulting from impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and cannot be subsequently reversed.

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in the consolidated statements of comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

41

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Deferred taxes liabilities are not recognized on the following temporary differences:

•	Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future;

•	Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

Share-based payments

The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black-Scholes option valuation model for stock options. Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date. Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

Earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

The Company applies the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of Global Companies, which uses the U.S. dollar as its functional currency. Accordingly, the assets and liabilities of Global Companies are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in Global Companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment.

42

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to management. Management is responsible for allocating resources and assessing performance of the operating segments to make strategic decisions.

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Loan loss provisions

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the likelihood of future events occurring. The actual outcome of these uncertain events may be materially different from provisions recorded on the Company's financial statements. With regard to loan impairments, management exercises judgment to determine the expected credit loss, the probability of default and loss given default.

Share-based payments

The Company measures the cost of share-based payments to employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including (in the case of options grants) the expected life of the option, volatility, and dividend yields, (and in the case of performance-based equity grants), the probability of a subsidiary or executive attaining certain performance targets, the future stock price of the Company and the future employment of senior employees.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent it is probable that sufficient taxable profit will be generated in order to utilize the losses. In addition, taxable income is subject to estimation as a portion of performance fee revenue is an allocation of partnership income. Such allocations involve a certain degree of estimation and income tax estimates could change as a result of: (i) changes in tax laws and regulations, both domestic and foreign; (ii) an amendment to the calculation of partnership income allocation; or (iii) a change in foreign affiliate rules. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

43

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

Future Accounting Standards

IFRS 16, Leases (“IFRS 16”)

IFRS 16 was issued by IASB in January 2016 and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 establishes principals for the recognition, measurement, presentation and disclosure of leases. The standard introduces a single lessee accounting model that requires, generally speaking, the recognition of most lease assets on the balance sheet as opposed to off-balance sheet in the financial statement notes.

Based on current estimates, the adoption of IFRS 16 is not expected to have a material impact to our consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatements ("IFRIC 23")

IFRIC 23 was issued by IASB in June 27 and is effective for annual periods beginning on or after January 1, 2019. IFRIC 23 clarifies the accounting treatment for income tax items that have yet to be accepted by tax authorities in order to enhance transparency. IFRIC 23 does not introduce new disclosures but reinforces the need to comply with existing requirements about judgments made, the assumptions used and other estimates, along with the potential impact of uncertainties.

Based on current estimates, the adoption of IFRIC 23 is not expected to have a material impact to our consolidated financial statements.

44

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

3      PROPRIETARY INVESTMENTS, OBLIGATIONS RELATED TO SECURITIES SOLD SHORT AND LONG-TERM INVESTMENTS

Proprietary investments and Obligations related to securities sold short

Consist of the following (in thousands $):

	Classification and measurement criteria	December 31, 2018	Dec. 31, 2017
Public equities and share purchase warrants	FVTPL	19,066	55,578
Fixed income securities	FVTPL	2,796	249
Private holdings:
- Private investments	FVTPL	2,830	4,269
- Energy contracts	Non-financial instrument	2,019	4,468
Total proprietary investments		26,711	64,564

Obligations related to securities sold short	FVTPL	255	24,993

Long-term investments

Consists of the following (in thousands $):

	Classification and measurement criteria	December 31, 2018	Dec. 31, 2017
Public equities and share purchase warrants	FVTPL	—	1,639
Co-investments in funds	FVTPL	72,739	35,972
Private holdings
- Private investments	FVTPL	29,821	12,152
Total long-term investments		102,560	49,763

Realized gains and losses on financial assets classified at FVTPL are included in the gains (loss) on proprietary investments and Long-term investments on the consolidated statements of operations.

45

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

4 PROPERTY AND EQUIPMENT

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Total
Cost
At December 31, 2016	2,622	3,255	2,652	8,479	17,008
Disposal on Sale Transaction	—	(82)	(462)	(4,532)	(5,076)
Additions	374	10	465	11	860
Net exchange differences	—	(35)	(36)	(19)	(90)
At December 31, 2017	2,996	3,148	2,619	3,939	12,702
Additions	6,605	2	946	252	7,805
Disposals	—	(28)	(54)	(28)	(110)
Net exchange differences	—	44	53	34	131
At December 31, 2018	9,601	3,166	3,564	4,197	20,528

Accumulated amortization
At December 31, 2016	—	(3,084)	(2,417)	(5,196)	(10,697)
Disposal on Sale Transaction	—	30	86	3,925	4,041
Charge for the year	—	(60)	(266)	(501)	(827)
Net exchange differences	—	37	33	10	80
At December 31, 2017	—	(3,077)	(2,564)	(1,762)	(7,403)
Charge for the year	—	(27)	(297)	(444)	(768)
Disposals		28	44	18	90
Net exchange differences	—	(44)	(46)	(23)	(113)
At December 31, 2018	—	(3,120)	(2,863)	(2,211)	(8,194)

Net book value at:
December 31, 2017	2,996	71	55	2,177	5,299
December 31, 2018	9,601	46	701	1,986	12,334

46

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

5 GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts - indefinite life	Fund management contracts- finite life	Deferred sales commissions	Total
Cost
At December 31, 2016	177,749	—	49,371	10,171	237,291
Net additions and (disposals)	—	—	—	(10,171)	(10,171)
Net exchange differences	(10,867)	—	(1,955)	—	(12,822)
At December 31, 2017	166,882	—	47,416	—	214,298
Net additions and (disposals)	—	133,303	—	—	133,303
Net exchange differences	13,482	—	—	—	13,482
At December 31, 2018	180,364	133,303	47,416	—	361,083

Accumulated amortization
At December 31, 2016	(152,039)	—	(27,794)	(8,689)	(188,522)
Amortization charge for the year	—	—	(4,980)	(620)	(5,600)
Disposals in the year	—	—	—	9,309	9,309
Net exchange differences	9,180	—	1,810	—	10,990
At December 31, 2017	(142,859)	—	(30,964)	—	(173,823)
Amortization charge for the year	—	—	(1,431)	—	(1,431)
Net exchange differences	(11,390)	—	—	—	(11,390)
At December 31, 2018	(154,249)	—	(32,395)	—	(186,644)

Net book value at:
December 31, 2017	24,023	—	16,452	—	40,475
December 31, 2018	26,115	133,303	15,021	—	174,439

47

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Impairment assessment of goodwill

The Company identified seven cash generating units ("CGUs") for goodwill impairment and testing purposes: Exchange Listed Products, Alternative Asset Management, Global, Lending, Consulting, Merchant Banking & Advisory and Corporate.

As at December 31, 2018, the Company had allocated $26.1 million (December 31, 2017 - $24.0 million) of goodwill on a relative value approach basis to the Exchange Listed Products and Alternative Asset Management CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year. During the impairment testing process, there was no impairment in either the Exchange Listed Products CGU or the Alternative Asset Management CGU.

Impairment assessment of indefinite life fund management contracts

As at December 31, 2018, the Company had an exchange listed fund management contract within the Exchange Listed Products CGU of $133.3 million related to the purchase of the Central Fund of Canada in the first quarter of the current year. There was no impairment as at December 31, 2018.

Impairment assessment of finite life fund management contracts

As at December 31, 2018, the Company had no fixed-term limited partnerships within the Global CGU (December 31, 2017 - $0.4 million) and exchange listed funds within the Exchange Listed Products CGU of $15.0 million (December 31, 2017 - $16.1 million). There was no impairment as at December 31, 2018.

48

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

6       LOANS RECEIVABLE

Components of loans receivable

Loans are reported at their amortized cost using the effective interest method. Loans are reported net of any expected credit loss loss provisions on the expected credit loss provisions line of the consolidated statements of operations. Total carrying value consists of the following (in thousands $):

	Dec. 31, 2018	Dec. 31, 2017
Loans
Loan principal	37,873	53,272
Accrued interest	14	252
Deferred revenue	(1,816)	(4,851)
Amortized cost	36,071	48,673
Loan loss provisions	(50)	—
Less: current portion	(15,275)	(17,218)
Total carrying value of non-current loans receivable	20,746	31,455

Expected credit losses ("ECL")

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new circumstances. These revised cash flows are discounted using the original effective interest rate to determine the net realizable value of the loan. Interest income is thereafter recognized on this net realizable value using the original effective interest rate. Additional changes to the amount or timing of future cash flows could result in further losses, or the reversal of previous losses, which would also impact the amount of subsequent interest income recognized.

On transition to IFRS 9, a Stage 1 ECL provision of $50 thousand (December 31, 2017 - $Nil) was recorded through opening retained earnings under the transitional provision of IFRS 9. As at December 31, 2018, the Company performed a comprehensive review of each loan measured at amortized cost in its portfolio to determine the requirement for an ECL provision. There were no credit events in the year.

Interest income on impaired loans and the changes in expected credit loss provisions are as follows (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017 (1)
Interest on impaired loans	—	—
Expected credit loss provisions
Balance, beginning of the year	—	4,993
Transition adjustment	50	—
Revised balance, beginning of the year	50	4,993
Expected credit loss provision (recovery)	—	(4,942)
Net exchange differences	—	(51)
Balance, end of period	50	—

(1)	With the transition to IFRS 9, an expected loss model was used. In the prior period, an incurred loss model was used. See Changes in Accounting Policy in Note 2.

49

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Sector distribution of loan principal

Distribution of Company outstanding loan principal balances by sector:

	Dec. 31, 2018		Dec. 31, 2017
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Metals and mining	1	34,931	3	41,961
Energy and other	2	2,942	4	11,311
Total loan principal	3	37,873	7	53,272

Geographic distribution of loan principal

Distribution of Company outstanding loan principal balances by geographic location of the underlying security:

	December 31, 2018		December 31, 2017
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Canada	1	1,578	2	8,578
United States of America	2	36,295	3	31,310
Peru	—	—	1	1,505
South Africa	—	—	1	11,879
Total loan principal	3	37,873	7	53,272

50

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

7       OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2018	Dec. 31, 2017
Fund recoveries and investment receivables	4,722	17,168
Deferred CFCL acquisition charges (1)	—	4,751
Prepaid expenses	5,369	1,947
Other (2)	1,897	743
Total Other assets	11,988	24,609

(1) Includes legal, proxy, solicitation and investor relations costs.

(2) Other includes miscellaneous third-party receivables.

Other income

Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Net proceeds from Sale Transaction (1)	4,200	31,691
Other investment income (2)	4,708	5,383
Foreign exchange gain (losses)	2,310	(7,412)
Total Other income (3)	11,218	29,662

(1)	Gross proceeds of $5.0 million, net of transaction costs of $0.8 million. This relates to the January 29, 2018 closing of the sale of our non-core private wealth client business. For 2017 income, gross proceeds of $41.3 million, net of transaction costs of $9.6 million. This relates to the August 1, 2017 closing of the sale of Canadian diversified funds business.

(2)	Primarily includes investment fund income, syndication and trailer fee income.

(3)	Excludes royalty income of $1.2 million (December 31, 2017 - $1.7 million), which is presented net of operating, depletion and impairment charges below.

Other expenses

Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Costs (recoveries) related to energy assets (1)	(28)	888
Other (2)	2,228	1,448
Total Other expenses	2,200	2,336

(1) Includes operating, depletion and impairment charges, net of royalty income of $1.2 million (December 31, 2017 - $1.7 million).

(2) Primarily includes non-recurring professional fees.

51

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

8       SHAREHOLDERS' EQUITY

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2016	243,190,293	411,231
Issuance of share capital under dividend reinvestment program	231,133	541
Issuance of share capital on conversion of RSU	755,413	1,728
Cancellation of repurchased shares	(5,000,000)	(11,000)
Acquired for equity incentive plan	(8,100,000)	(17,882)
Released on vesting of equity incentive plan	3,021,795	7,938
At Dec. 31, 2017	234,098,634	392,556
Issuance of share capital under dividend reinvestment program	338,628	1,015
Issuance of share capital on purchase of management contracts	6,997,387	17,284
Issuance of share capital on conversion of RSU	635,939	1,581
Acquired for equity incentive plan	(2,402,500)	(7,161)
Released on exercise of stock option plan	558,048	1,217
Released on vesting of equity incentive plan	2,836,201	6,446
At Dec. 31, 2018	243,062,337	412,938

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2016	41,802
Expensing of Sprott Inc. stock options over the vesting period	(73)
Expensing of Stock-based compensation over the vesting period	6,765
Issuance of share capital on conversion of RSUs	(1,667)
Release of GTU shares	675
Expensing of EPSP as referral fees	343
Released on vesting of common shares for equity incentive plan	(7,938)
At Dec. 31, 2017	39,907
Expensing of Stock-based compensation over the vesting period	12,358
Issuance of share capital on conversion of RSU	(1,219)
Released on exercise of stock option plan	(1,217)
Released on vesting of common shares for equity incentive plan	(6,446)
At Dec. 31, 2018	43,383

52

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers, employees and consultants of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were 750,000 stock options issued for the year ended ended December 31, 2018 (year ended December 31, 2017 - nil). There were 2,000,000 options exercised in the year ended December 31, 2018 (year ended December 31, 2017 - nil)

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price ($)
Options outstanding, December 31, 2016	10,900	4.16
Options exercisable, December 31, 2016	4,100	7.10
Options forfeited	(3,925)	2.42
Options outstanding, December 31, 2017	6,975	5.14
Options exercisable, December 31, 2017	5,625	5.79
Options issued	750	2.33
Options exercised	(2,000)	2.33
Options expired	(2,450)	10.00
Options outstanding, December 31, 2018	3,275	2.57
Options exercisable, December 31, 2018	1,875	2.70

Options outstanding and exercisable as at December 31, 2018 are as follows:

Exercise price ($)	Number of outstanding options (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
6.60	150	1.9	150
2.33	3,000	7.1	1,600
2.73	125	7.4	125
2.33 to 6.60	3,275	6.9	1,875

53

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 2,396,538 RSUs issued during the year ended December 31, 2018 (year ended December 31, 2017 - 755,413). The Trust purchased 2.4 million shares in the year ended December 31, 2018 (year ended December 31, 2017 - 8.1 million).

Number of common shares
Common shares held by the Trust, December 31, 2016	5,287,752
Acquired	8,100,000
Released on vesting	(3,021,795)
Unvested common shares held by the Trust, December 31, 2017	10,365,957
Acquired	2,402,500
Released on vesting	(2,836,201)
Unvested common shares held by the Trust, December 31, 2018	9,932,256

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Stock option plan	424	(73)
EPSP / EIP	11,934	6,765
	12,358	6,692

54

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings (loss) per common share:

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Numerator (in thousands $):
Net income (loss) - basic and diluted	31,379	37,532

Denominator (Number of shares in thousands):
Weighted average number of common shares	251,848	246,205
Weighted average number of unvested shares purchased by the Trust	(11,656)	(7,143)
Weighted average number of common shares - basic	240,192	239,062
Weighted average number of dilutive stock options	3,125	—
Weighted average number of unvested shares purchased by the Trust	11,656	7,143
Weighted average number of common shares - diluted	254,973	246,205
Net income per common share
Basic	$0.13	$0.16
Diluted	$0.12	$0.15

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SPW is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at December 31, 2018 and 2017, all entities were in compliance with their respective capital requirements.

55

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

9       INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Current income tax expense (recovery)
Based on taxable income of the current period	393	9,003
Other	(137)	(1,174)
	256	7,829
Deferred income tax expense (recovery)
Total deferred income tax expense	1,022	(2,055)
Income tax expense reported in the statements of operations	1,278	5,774

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Income before income taxes	32,657	43,306
Tax calculated at domestic tax rates applicable to profits in the respective countries	8,631	11,851
Tax effects of:
Non-deductible stock-based compensation	153	1,815
Non-taxable capital (gains) and losses	(559)	(5,275)
Capital losses not benefited	—	27
Intangibles	(388)	130
Adjustments in respect of previous periods	(137)	(1,356)
Other temporary differences not benefited	(279)	(1,425)
Non-capital losses not benefited previously	(6,680)	91
Rate differences and other	537	(84)
Tax charge	1,278	5,774

The weighted average statutory tax rate was 26.4% (December 31, 2017 - 27.4%). This decrease was mainly due to decreased profitability of our Global segment, which is U.S based. The Company has $6 million of non-capital tax losses and $12 million of capital tax losses from prior years that will begin to expire in 2027 and 2019, respectively. The benefit of these capital and non-capital tax losses has not been recognized.

56

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2018

	Dec. 31, 2017	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2018
Deferred income tax assets
Other stock-based compensation	2,588	1,712	—	4,300
Non-capital losses	820	4,185	13	5,018
Unrealized gains	481	(95)		386
Other	485	28	—	513
Total deferred income tax assets	4,374	5,830	13	10,217

Deferred income tax liabilities
Fund management contracts	431	6,886	—	7,317
Proceeds receivable	279	(209)	—	70
Other	(116)	175	—	59
Total deferred income tax liabilities	594	6,852	—	7,446
Net deferred income tax assets	3,780	(1,022)	13	2,771

For the year ended December 31, 2017

	Dec. 31, 2016	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2017
Deferred income tax assets
Other stock-based compensation	4,223	(1,635)	—	2,588
Non-capital losses	553	267	—	820
Unrealized gains	(186)	667	—	481
Other	571	(86)	—	485
Total deferred income tax assets	5,161	(787)	—	4,374

Deferred income tax liabilities
Fund management contracts	2,039	(1,547)	(61)	431
Deferred sales commissions	392	(392)	—	—
Proceeds receivable	993	(714)	—	279
Other	73	(189)	—	(116)
Total deferred income tax liabilities	3,497	(2,842)	(61)	594
Net deferred income tax assets (liabilities)	1,664	2,055	61	3,780

57

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

10     FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2018 and December 31, 2017 (in thousands $).

Proprietary Investments

Dec. 31, 2018	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	13,680	5,386	—	19,066
Fixed income securities	—	1,796	1,000	2,796
Private holdings	—	—	2,830	2,830
Obligations related to securities sold short	(255)	—	—	(255)
Total net recurring fair value measurements	13,425	7,182	3,830	24,437

Dec. 31, 2017	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	47,417	8,161	—	55,578
Fixed income securities	—	249	—	249
Private holdings	—	—	4,269	4,269
Obligations related to securities sold short	(24,993)	—	—	(24,993)
Total net recurring fair value measurements	22,424	8,410	4,269	35,103

Long-term investments

Dec. 31, 2018	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	72,739	—	72,739
Private holdings	—	—	29,821	29,821
Total net recurring fair value measurements	—	72,739	29,821	102,560

Dec. 31, 2017	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	—	1,639	—	1,639
Co-investments in funds	—	35,972	—	35,972
Private holdings	—	—	12,152	12,152
Total net recurring fair value measurements	—	37,611	12,152	49,763

58

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Proprietary Investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	4,269	2,135	(3,680)	106	2,830
Fixed income securities	—	1,000	—	—	1,000
	4,269	3,135	(3,680)	106	3,830

	Changes in the fair value of Level 3 measurements - Dec. 31, 2017
	Dec. 31, 2016	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2017
Private holdings	3,984	272	(16)	29	4,269
Fixed income securities	1,264	—	(1,264)	—	—
	5,248	272	(1,280)	29	4,269

Long-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	12,152	13,145	—	4,524	29,821
	12,152	13,145	—	4,524	29,821

	Changes in the fair value of Level 3 measurements - Dec. 31, 2017
	Dec. 31, 2016	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2017
Private holdings	8,830	—	—	3,322	12,152
	8,830	—	—	3,322	12,152

During the year ended December 31, 2018, the Company transferred public equities of $0.7 million (Dec. 31, 2017 - $2.9 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. The Company purchased level 3 investments of $16.3 million and transferred $Nil (Dec. 31, 2017 - $3.3 million) from Level 3 to Level 1 within the fair value hierarchy.

59

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Co-investments in funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.

The Company’s Level 3 securities consists of private holdings and fixed income securities of private companies. The Company determines fair value using a variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants. The significant unobservable input used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $1.2 million (December 31, 2017 - $0.5 million)

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

11     RELATED PARTY TRANSACTIONS

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Fixed salaries and benefits	3,186	4,197
Variable incentive-based compensation	4,976	2,818
Share-based compensation	4,344	3,268
	12,506	10,283

The deferred stock unit ("DSU") plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSU's issued in lieu of directors' fees and dividends vest immediately. There were 123,660 DSUs issued during the year (December 31, 2017 - 213,727). DSU expense is included in "compensation and benefits" line in the consolidated statements of operations and is recognized over the three-year vesting period with an offset to accrued liabilities.

On June 29, 2017, the Company participated in the secondary offering of 2176423 Ontario Ltd., a company beneficially owned by Mr. Eric Sprott. As part of the offering, the Sprott Inc. 2011 Employee Profit Sharing Trust purchased 7,500,000 shares for a total price of $16.5 million, which included a $9.9 million note payable over four years. As at December 31, 2018, the balance of the note payable is $5.5 million.

60

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

12     DIVIDENDS

The following dividends were declared by the Company during the year ended December 31, 2018:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 12, 2018 - Regular Dividend Q4 - 2017	March 27, 2018	0.03	7,553
May 21, 2018 - Regular Dividend Q1 - 2018	June 5, 2018	0.03	7,553
August 20, 2018 - Regular Dividend Q2 - 2018	September 4, 2018	0.03	7,566
November 19, 2018 - Regular Dividend Q3 - 2018	December 4, 2018	0.03	7,586
Dividends (1)			30,258

(1) Subsequent to the quarter-end, on February 27, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended December 31, 2018. This dividend is payable on March 25, 2019 to shareholders of record at the close of business on March 8, 2019.

61

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

13     RISK MANAGEMENT ACTIVITIES

The Company's exposure to market, credit, liquidity and concentration risk is described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as HFT, designated as FVTPL, HTM, AFS, or as loans and receivables. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its proprietary investments and loans receivable. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's proprietary investments and long-term investments will result in changes in carrying value. If the market values of proprietary investments and long-term investments classified as HFT increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income of approximately $6.4 million for the year (December 31, 2017 - $1.7 million). For more details about the Company's proprietary investments and long-term investments, refer to Note 3.

The Company's revenues are also exposed to price risk since management fees, performance fees and carried interests are correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SC, RCIC and SAM US.

As at December 31, 2018 and 2017 the Company did not hold any precious metal loans and was not exposed to price risk as the fair value of these loans is dependent on future gold prices.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its on balance sheet loans and co-investment in lending LPs, are exposed to volatility as a result of sudden changes in interest rates. As a mitigating factor, the Company from time-to-time sets minimum interest rates or an interest rate floor in its variable rate loans. As at December 31, 2018 the Company's loan portfolio consisted of only fixed-rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rates.

As at December 31, 2018, the Company's on balance sheet loan portfolio had 3 fixed-rate resource based loans and no floating-rate resource based loan (December 31, 2017 - 6 fixed-rate loans and 1 floating-rate loan) with an aggregate carrying value of $36.0 million (December 31, 2017 - $48.7 million). The Company's 3 loans range in maturity dates from 1 to 3 years.

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

62

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The Global Companies' assets are all denominated in USD with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the Global Companies, as at December 31, 2018, approximately $103.3 million (December 31, 2017 - $59.6 million) of total Canadian assets were invested in proprietary investments priced in USD. A total of $17.3 million (December 31, 2017 - $55.5 million) of cash, $1.3 million (December 31, 2017 -$1.2 million) of accounts receivable, $34.5 million (December 31, 2017 - $42.1 million) of loans receivable and $2.6 million (December 31, 2017 - $10.9 million) of other assets were denominated in USD. As at December 31, 2018, if the exchange rate between USD and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $7.9 million for the year (December 31, 2017 - $6.9 million) and there would be $Nil impact to OCI (December 31, 2017 - $Nil).

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of SRLC and through co-investments made in the lending LPs managed by SRLC. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers in the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first priority and/or secured financings;

•	the investigation of the creditworthiness of borrowers;

•	the employment of qualified and experienced loan professionals;

•	a review of the sufficiency of the borrower’s business plans including plans that will enhance the value of the underlying security;

•	frequent and documented status updates provided on business plans;

•	engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect Company interests;

•	legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

As at December 31, 2018, the Company’s net exposure to credit risk in the on-balance sheet loans of SRLC and through the loan portfolio of the lending LPs was $36.0 million (December 31, 2017 - $48.7 million) and the Company had no exposure to off-balance sheet credit risk (loan commitments) (December 31, 2017 - $nil). As at December 31, 2018, the largest loan in the Company’s on-balance sheet loan portfolio was a resource loan with a carrying value of $33.2 million or 92% of the Company’s loans receivable (December 31, 2017 - $26.3 million or 54% of the Company’s loans receivable). The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans and resource debentures.

63

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual financial statements and records expected credit loss to ensure the loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the loan portfolio could differ materially from our provisions.

Proprietary investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2018 and 2017, the Company's most significant proprietary investments counterparty was National Bank Correspondent Network Inc. ("NBCN"), the carrying broker of SPW, which also acts as a custodian for most of the Company's proprietary investments. NBCN is registered as an investment dealer subject to regulation by IIROC; as a result, it is required to maintain minimum levels of regulatory capital at all times.

Other

The majority of accounts receivable relate to management, carried interest and performance fees receivable from the Funds, managed accounts and managed companies managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The Global Companies incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2018 and 2017, the Global Companies' most significant counterparty was RBC Capital Markets LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the Funds managed by RCIC. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian Schedule I bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months. As at December 31, 2018, the Company had $47.3 million or 11% (December 31, 2017 - $156.1 million or 38%) of its total assets in cash and cash equivalents. In addition, approximately $19.1 million or 19% (December 31, 2017 - $27.3 million or 69%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to loans receivable and co-investments in lending LPs arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The Company manages its loan commitment liquidity risk through the ongoing monitoring of scheduled loan fundings and repayments ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2018, the Company had no loan funding commitments and $38.7 million in co-investment commitments from the Lending segment (December 31, 2017 - $9.9 million and $7.8 million respectively) . Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

64

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; drawing on the line of credit; liquidating proprietary investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its proprietary investments and loans receivables are focused on the natural resource sector, and in particular, precious metals & mining.

65

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

14     SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has six reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Alternative Asset Management (reportable), which provides asset management and sub-advisory services to the Company's branded funds and managed accounts;

•	Global (reportable), which provides asset management services to the Company's branded funds and managed accounts in the U.S. and also provides securities trading services to its clients through the Company's U.S. broker-dealer;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Merchant Banking and Advisory Services (reportable), which includes the activities of Sprott Capital Partners, a division of SPW. Effective this year, the results of our Canadian broker-dealer are presented separately from Corporate;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries. Effective this year, the results of this segment are presented separately from Merchant Banking and Advisory Services;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8. Effective Q1, 2018, the Consulting segment is now part of "All Other Segments" as it no longer constitutes a reportable operating segment on its own, given its immateriality relative to the three quantitative tests of IFRS 8. Consulting is the only segment in this category as all other Company segments are reportable.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

66

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

The following tables present the operations of the Company's reportable segments (in thousands $):

For the year ended December 31, 2018

	Exchange Listed Products	Alternative Asset Management	Global	Lending	Merchant Banking & Advisory Services	Corporate (1)	Eliminations and All Other Segments (2)	Consolidated
Total revenue	33,479	9,143	14,550	27,702	22,116	2,472	(193)	109,269
Total expenses	9,057	7,503	16,923	7,316	15,788	14,528	5,497	76,612
Pre-tax Income (loss)	24,422	1,640	(2,373)	20,386	6,328	(12,056)	(5,690)	32,657
Adjusted base EBITDA	24,924	1,686	3,037	15,437	4,474	(8,982)	(64)	40,512

(1)	Historically, this reportable segment included losses on proprietary investments relating to the Company's investment in Sprott Resource Holdings Inc. ("SRHI"). This has been reclassified to "All Other Segments" as SRHI is a managed company of the non-reportable Consulting segment.

(2)	Inter-segment revenues and expenses are eliminated on consolidation and reflected in the Eliminations column. Effective Q1, 2018, the former Consulting segment no longer met the definition of a reportable segment as per IFRS 8.

For the year ended December 31, 2017

	Exchange Listed Products	Alternative Asset Management	Global	Lending	Merchant Banking & Advisory Services	Corporate (1)	Eliminations and All Other Segments (2)	Consolidated
Total revenue	17,984	72,942	20,416	11,036	21,555	(5,768)	6,046	144,211
Total expenses	7,693	32,807	17,555	6,902	16,486	12,951	6,511	100,905
Pre-tax Income (loss)	10,291	40,135	2,861	4,134	5,069	(18,719)	(465)	43,306
Adjusted base EBITDA	12,255	7,614	5,655	16,962	5,699	(8,188)	167	40,164

(1)	Historically, this reportable segment included losses on proprietary investments relating to the Company's investment in Sprott Resource Holdings Inc. ("SRHI"). This has been reclassified to "All Other Segments" as SRHI is a managed company of the non-reportable Consulting segment.

(2)	Inter-segment revenues and expenses are eliminated on consolidation and reflected in the Eliminations column. Effective Q1, 2018, the former Consulting segment no longer met the definition of a reportable segment as per IFRS 8.

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended
	Dec. 31, 2018	Dec. 31, 2017
Canada	94,719	123,795
United States	14,550	20,416
	109,269	144,211

67

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

15     COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there may be commitments to provide loans arising from the Lending business or commitments to make investments in the net investments portfolio of the Company. As at December 31, 2018, the Company had no loan commitments (December 31, 2017 - $9.9 million) and $38.7 million in co-investment commitments from the Lending segment (December 31, 2017 - $7.8 million).

Future minimum annual rental payments under non-cancellable leases, including operating costs, are as follows ($ thousands):

2019	2,580
2020	2,606
2021	2,632
2022	2,153
2023	1,847
Thereafter	1,866
13,684

Contingent loss provisions are recorded when it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated.  The Company makes provisions based on current information and the probable resolution of any such proceedings and claims. As at December 31, 2018, no provisions were recognized.

68

Corporate Information

Head Office

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1, Canada

T: 416.943.8099

1.855.943.8099

Directors & Officers

Jack C. Lee, Chairman

Peter Grosskopf, Chief Executive Officer and Director

Rick Rule, Director

Sharon Ranson, FCPA, FCA, Director

Rosemary Zigrossi, Director

Ronald Dewhurst, Director

Kevin Hibbert, Chief Financial Officer

Arthur Einav, Corporate Secretary

Transfer Agent & Registrar

TMX Equity Transfer Services

200 University Avenue, Suite 300

Toronto, Ontario M5H 4H1

Toll Free: 1.866.393.4891

www.tmxequitytransferservices.com

Legal Counsel

Baker & McKenzie LLP

Brookfield Place, Suite 2100

181 Bay Street, P.O. Box 874

Toronto, Ontario, Canada M5J 2T3

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Investor Relations

Shareholder requests may be directed to

Investor Relations by e-mail at ir@sprott.com

or via telephone at 416.943.8099

or toll free at 1.855.943.8099

Stock Information

Sprott Inc. common shares are traded on the

Toronto Stock Exchange under the symbol ‘‘SII’’

Annual General Meeting

Friday, May 10, 2019 12:00 pm

Baker & Mackenzie LLP

Brookfield Place, Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario

www.sprott.com